Exhibit 2.1

CERTIFICATE OF FORMATION

OF

YS RE RAF I LLC

FIRST:	The name of the limited liability company is YS RE RAF I LLC.

SECOND:	The address of its registered office in the State of Delaware is 1013 Centre Road, Suite 403-B in the City of Wilmington, Delaware 19805, in the County of New Castle. The name of its registered agent at such address is V corp Services, LLC.

THIRD:	Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on May 10, 2021.

/s/ Laura Bohan
Laura Bohan, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:32 PM 05/10/2021
FILED 05:32 PM 05/10/2021
SR 20211688259 - File Number 5907024